EXHIBIT 99.64

Mercator Reports Profitable Third Quarter and October Production
(Stated in US Dollars unless otherwise indicated)

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia: November 15, 2010 – Mercator Minerals Ltd. (“Mercator” or the “Company”) today reported its results for the three and nine month periods ended September 30, 2010.  Net income for the three-month period ended September 30, 2010 of $10.68 million ($0.05 per share) compares to a net loss of $0.69 million ($0.01 loss per share) for the corresponding period in 2009.  Adjusted net income, excluding non-cash items, for the third quarter was $14.78 million.

During the period, the Company generated consolidated revenues of $56.77 million, an increase of approximately 217% over revenues in the third quarter of 2009, primarily as a result of higher copper and molybdenum sales and sales prices.  Production during quarter ended September 30, 2010 totalled 9,032,269 pounds of copper (7,654,329 pounds in 2009) comprised of 8,167,634 pounds of copper in concentrates (6,534,701 – 2009) and 864,635 pounds of copper as cathodes (1,119,628 – 2009), plus 1,234,987 pounds of molybdenum (557,934 – 2009) and 135,136 ounces of silver (34,069 – 2009).

Mill throughput during the third quarter totaled 2.52 million tons or 27,466 tons per day, with average head-grades of 0.223% copper, 0.040% molybdenum and 0.0934 oz/ton silver.  Mill recoveries averaged 72.9% for copper, 61.7% for molybdenum and 57.4% for silver during the period, a marked improvement over the second quarter.

Subsequent to the end of the period, the Company commenced the commissioning of the rougher cell expansion at Mineral Park, achieving improved recoveries during the initial startup of the new circuit. After a month of operation, copper recoveries averaged 78.9% (versus target of 80%) and molybdenum recoveries averaged 72.1% (versus target of 75%). October was a short month due to 4 down days to tie in the new rougher circuit. However, molybdenum production was a record 493,592 pounds.  Copper production was 2.67 million pounds and silver 44,386 ounces during the month.

“The third quarter marked continued improvements for Mineral Park and Mercator, with a second consecutive quarterly net profit, a year to date profit and improved operations at Mineral Park,” said Mike Surratt, President and CEO. On a year to date basis, the Company is in a profitable position, reporting net earnings of $1.99 million after non-cash items and a one-time charge of $6.0 million as an extraordinary item for the premium paid on the early redemption of the notes issued by the Company in 2007.  Excluding non-cash items and a one-time charge of $6.0 million as an extraordinary item for the premium paid on the early redemption of the notes issued by the Company in 2007, the Company recorded adjusted net earnings of $27.55 million for the nine months ended September 30, 2010.”

Financial Highlights for the Three Months ended September 30, 2010

●
Revenues from copper, molybdenum and silver sales for the three month period ended September 30, 2010 of $56.77 million compared to $26.21 million for the corresponding period in 2009, an increase of approximately 217%;

●	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the three month period ended September 30, 2010 was $17.68 million compared to $6.83 million in the same period in 2009;

* Operating cash cost, Operating cash cost per ton and Adjusted Net Earnings are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.

●	Operating cash flow at wholly owned subsidiary, Mineral Park Inc, of $24.03 million, compared to $2.47 million in the same period in 2009;

●
Consolidated net earnings for the three month period ended September 30, 2010, was $10.68 million ($0.05 per share) (including non-cash items, interest expenses) compared to a net loss of $0.69 million ($0.01 loss per share) for the corresponding period in 2009;

●	Estimated cash operating cost* for third quarter 2010 production of $2.12 for copper and $10.65 for molybdenum on a co-product basis;

All financial information contained herein should be read in conjunction with the Company's Management Discussion and Analysis and unaudited financial statements for the period ended September 30, 2010 and the Management Discussion and Analysis and Audited consolidated financial statements for the years ended December 31, 2009 and 2008 and related notes thereto available under the Company's profile on www.sedar.com.

Gary Simmerman, BSc., Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the Mercator technical information contained in this release.

Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of

* Operating cash cost, Operating cash cost per ton and Adjusted Net Earnings are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.

future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

* Operating cash cost, Operating cash cost per ton and Adjusted Net Earnings are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.